Exhibit 99.5

Puhui Wealth Investment Management Co., Ltd. Announces Closing of $2,750,000 Registered Offering of Debenture

Beijing, China – August 24, 2021 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth individuals and corporate clients, today announced that it closed a registered offering of a 10% Original Issue Discount Convertible Subordinated Debenture in the principal amount of $2,750,000 (“Debenture”) as of August 20, 2021.

After deducting the placement agent’s commissions and other offering expenses payable by the Company, the net proceeds to the Company are approximately $2.1 million. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes.

Joseph Stone Capital, LLC acted as the exclusive placement agent in connection with the offering.

The offering was made pursuant to a registration statement on Form F-3 (SEC File No. 333-245003), previously filed with the Securities and Exchange Commission (“SEC”) on August 12, 2020, subsequently amended and declared effective on November 10, 2020. A prospectus supplement describing the terms of the offering has been filed with the SEC and is available on the SEC’s website located at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, China and founded in 2013, Puhui is a third-party wealth management service provider focusing on marketing financial products (including private equity and other diversified products and services) to, and managing funds for, individuals and corporate clients in the PRC. On December 27, 2018, the Company’s ordinary shares were listed and began trading listed on the Nasdaq Capital Market (ticker: PHCF).

Additional information about Puhui can be found at the Company’s corporate website: www.puhuiwealth.com.

Forward Looking Statement

This news release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management's current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the SEC, which are available, free of charge, on the SEC's website at www.sec.gov.

Investor Relations:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Lucy Ma, Associate
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	lma@equityny.com